UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 23, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI POSTS CIRCULAR TO SHAREHOLDERS
CONVENING GENERAL MEETING AND RENEWAL OF
CAUTIONARY ANNOUNCEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
SHAREHOLDER MEETING AND RENEWAL OF CAUTIONARY ANNOUNCEMENT
At the annual general meeting held on 7 May 2010, AngloGold Ashanti shareholders approved with a 94.3% majority, a resolution giving authority to the directors of AngloGold Ashanti to issue convertible bonds. On 15 September 2010, AngloGold Ashanti announced the pricing of the
US$789,086,750 6.00% mandatory convertible subordinated bonds due 2013 (the “Mandatory
Convertible Bonds”) offering (the “Offering”) by its wholly-owned subsidiary AngloGold Ashanti
Holdings Finance plc.
Given that the specific terms of the Mandatory Convertible Bonds were not known at the time of the launch of the Offering, the directors of AngloGold Ashanti will now seek a specific authority and approval from shareholders for the directors of AngloGold Ashanti to allot and issue up to
18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the
Company for purposes of the conversion of the Mandatory Convertible Bonds. The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the
American Depositary Shares (“ADSs”) deliverable upon conversion of the Mandatory Convertible
Bonds.
Prior to the grant of the specific authority, upon conversion, the Mandatory Convertible Bonds are subject to automatic cash settlement. Thereafter, the automatic cash settlement provisions will cease to apply and the Mandatory Convertible Bonds will be convertible into AngloGold Ashanti ADSs.
Gross proceeds of US$789,086,750 were raised upon the issue of the Mandatory Convertible
Bonds. The Mandatory Convertible Bonds, subject to the approval of the specific authority, are initially convertible into a maximum of 18,140,000 AngloGold Ashanti ADSs at the initial price of
US$43.50 and are initialy convertible into a minimum of approximately 14,511,937 AngloGold
Ashanti ADSs at the threshold appreciation price of approximately US$54.375 (representing a premium of 25% over the initial issue price of US$43.50). This means that, subject to the approval of the specific authority, should the price of AngloGold Ashanti ordinary shares increase such that the
AngloGold Ashanti ADS price is at or above US$54.375 at maturity of the Mandatory Convertible
Bonds, AngloGold Ashanti will be required to allot and issue approximately 14,511,937 AngloGold
Ashanti ordinary shares (which would represent the same number of ADSs), which is 3,628,063
AngloGold Ashanti ordinary shares less than the maximum number of 18,140,000 AngloGold
Ashanti ordinary shares for which the approval to allot and issue is sought under the specific authority. Furthermore, should the price of AngloGold Ashanti ordinary shares fall such that the
AngloGold Ashanti ADS price is at or below the initial price of US$43.50, AngloGold Ashanti will only be required to allot and issue a maximum number of 18,140,000 AngloGold Ashanti ordinary shares
(which would represent the same number of ADSs).
A circular, convening a general meeting of shareholders regarding the granting of the specific authority to be held on Tuesday, 26 October 2010 at 10:00 SA time at the Auditorium, 76 Jeppe
Street, Newtown, Johannesburg, South Africa will be posted to shareholders today, Thursday
23 September 2010.

Pro forma financial effects of Mandatory Convertible Bonds
The unaudited pro forma financial information of AngloGold Ashanti was prepared in order to illustrate the effects of the issue and conversion of the Mandatory Convertible Bonds, assuming that the issue and conversion of the Mandatory Convertible Bonds took place on 1 January 2010 for purposes of the income statement and on 30 June 2010 for purposes of the balance sheet. The pro forma financial information below assumes that the Mandatory Convertible Bonds are converted for
AngloGold Ashanti ADSs at the 0.91954 Conversion Ratio, which is equivalent to a convertible price of approximately US$54.375 per AngloGold Ashanti ADS. The information has been prepared for illustrative purposes only and may not, because of its nature (including the assumption of the initial price, conversion ratio and conversion price) give a true picture of the financial position of AngloGold
Ashanti. It does not purport to be indicative of what the financial results would have been if the conversion of the Mandatory Convertible Bonds had actually occurred at an earlier date. The pro forma financial information is the responsibility of the directors.
The pro forma historical financial effects of the issue and conversion of the Mandatory Convertible
Bonds are as follows:
For the six months ended 30 June
2010 (per AngloGold Ashanti
ordinary share)
Before the
Mandatory
Convertible
Bonds Issue
After
Conversion of
the Mandatory
Convertible
Bonds
%
Change
Net asset value per share
1
US cents 809 986 22%
Net tangible asset value per share
1
US cents 764 942 23%
Basic loss per share (continuing
operations)
2
US cents (8) (15) 88%
Diluted loss per share (continuing
operations)
3
US cents (8) (15) 88%
Headline loss per share
4
US cents (3) (11) 267%
Weighted average number of shares
in issue
5
366,961,310 381,473,310 4%
Weighted average diluted number of
shares in issue
6
366,961,310 381,473,310 4%
Number of shares in issue
7
365,758,792 380,270,792           4%
The negative swings in basic loss per share, diluted loss per share and headline loss per share are primarily due to the realisation of non-hedge derivatives losses.
Notes:
(1)     Net asset value per share is computed by dividing total equity of $2,959 million before conversion ($3,748 million after conversion) by the number of shares in issue being 365,758,792 shares before conversion (380,270,792 shares after conversion). Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) of
         $2,792 million before conversion ($3,581 million after conversion) by the number of shares in issue being
         365,758,792 shares before conversion (380,270,792 after conversion).
(2)     Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.
(3)     The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue.
(4)     Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.
(5)     The weighted average number of AngloGold Ashanti ordinary shares in issue was 366,961,310 for the six months ended 30 June 2010 and as a result of the issuance of 14,512,000 AngloGold Ashanti ordinary shares at a price of
         US$54.375, the weighted average number of AngloGold Ashanti ordinary shares in issue for that period would have been 381,473,310.
(6)     The weighted average diluted number of AngloGold Ashanti ordinary shares in issue for the six months ended 30 June
         2010 does not assume the effect of 971,993 shares issuable upon the exercise of the share incentive options as well as
         15,384,615 shares issuable upon the conversion of the convertible bond issued in May 2009, as their effects are anti-
         dilutive.
(7)     The number of AngloGold Ashanti ordinary shares in issue as at 30 June 2010 was 365,758,792 and, as a result of the issue, the number of AngloGold Ashanti ordinary shares in issue as at that date would have been 380,270,792.

Renewal of cautionary announcement
The outcome of the shareholder’s meeting may have a material impact on AngloGold securities.
AngloGold Ashanti shareholders are therefore advised to exercise caution when dealing in
AngloGold Ashanti’s securities until a further announcement is made on the outcome of the shareholders’ meeting.
Johannesburg
23 September 2010
JSE Sponsor: UBS
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
This announcement includes "forward-looking information" within the meaning of Section 27A of the
Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti's strategy to reduce its gold hedging positions including the extent and effect of the reduction of its gold hedging positions;
the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects; the completion of announced mergers and acquisitions transactions; AngloGold Ashanti’s liquidity and capital resources and expenditure; the outcome and consequences of any pending litigation proceedings;
and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely",
"should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-
looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2009, which was filed with the Securities and Exchange
Commission (“SEC”) on 19 April 2010 and amended on 18 May 2010 and the prospectus supplements filed in connection with the Offering on 15 September 2010. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Joanne Jones (Media)
+27 (0) 11 637- 6813
/
+27 (0) 82 896 0306
jjones@anglogoldashanti.com
Sicelo Ntuli (Investors)
+27 (0) 11 637-6339
/
+27 (0) 71 608 0991
sntuli@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628
/
+1 646 338 4337
sbailey@anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 23, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary